Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On September 8, 2025, International Motors, LLC issued the below press release, which Plus Automation, Inc. (“Plus”), reposted to its website.

International Media Contact: Nick Smith Nick.Smtih@International.Com 480-398-6511

International begins autonomous fleet trials, takes the next step in self-driving freight transport

SAN ANTONIO – (September 8, 2025) – Today, International Motors, LLC* (International) announces the launch of customer fleet trials using second-generation autonomous vehicles, marking a significant step forward in the company’s autonomous program.

In partnership with PlusAI, International will start piloting its autonomous on-highway tractor along the Interstate-35 corridor between Laredo and Dallas with select fleet operators. The fleet trials will be managed from International’s autonomous hub in San Antonio, ensuring close collaboration with customers and a deeper understanding of real-world applications.

The second-generation autonomous tractor features an updated sensor suite and computer which has been factory installed on an International® LT® Series powered by the S13® Integrated Powertrain and the latest generation AI-based SuperDrive™ autonomous driving software from PlusAI.

Trained directly from real-world driving data, SuperDrive is built on end-to-end AI models that make it easily adaptable to new routes, geographies, and driving conditions. The multimodal sensor kit combines imaging radar, lidar, and strategically placed cameras around the vehicle. With 360-degree vision, these technologies deliver precise and efficient autonomous operation while prioritizing safety and reliability.

“This pilot program is a big step toward seamless digital operations that are designed to deliver an exceptional customer experience,” said Tobias Glitterstam, Chief Strategy and Transformation Officer. “By working hand-in-hand with our customers, we are proving the commercial viability of autonomous technologies and providing innovative solutions that improve safety, efficiency, and the bottom line.”

Collaborative Innovation to Meet Industry Demand

As part of broader efforts to drive the future of road freight, International and PlusAI are working to bring scalable, factory-installed autonomous solutions to the transportation industry. The collaboration builds on a shared commitment to creating hardware and software solutions that are both technologically advanced and commercially viable for hub-to-hub operations. The customer fleet trials represent a crucial opportunity to incorporate feedback and refine the autonomous solution.

“Deep customer collaboration is essential to understanding how autonomous systems can optimize freight routes, enhance safety, and lower operating costs,” said James Cooper, director, Autonomous Business Development. “This shared learning will guide the roadmap for scaling autonomy across major freight hubs, beginning with key corridors like I-35.”

Setting the Stage for the Future of Freight

As the transportation industry continues to move toward an autonomous and connected future, International and its partners are laying the foundation for scalable logistics operations. By aligning innovation with customer needs, the company aims to enable safer, more efficient, and economically sustainable road freight.

With fleet trials underway, International is demonstrating its commitment to continue advancing its autonomous development tractor. The goal remains clear: transform logistics with factory-installed, autonomous vehicle solutions that seamlessly integrate into real-world freight operations.

To learn more about International autonomous vehicles in operation, visit International.com.

ABOUT INTERNATIONAL

Based in Lisle, Illinois, International Motors, LLC* creates solutions that deliver greater uptime and productivity to our customers throughout the full operation of our commercial vehicles. We build International® trucks and engines and IC Bus™ school and commercial buses that are as tough and as smart as the people who drive them. We also develop Fleetrite® aftermarket parts. In everything we do, our vision is to accelerate the impact of sustainable mobility to create the cleaner, safer world we all deserve. As of 2021, we joined Scania AB, MAN Truck & Bus and Volkswagen Truck & Bus in the TRATON GROUP, a global champion of the truck and transport services industry. To learn more, visit www.International.com.

*International Motors, LLC is d/b/a International Motors USA LLC in Illinois and Ohio.

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Forward-Looking Statements

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.